Mail Stop 4561

April 29, 2008

Paul White
Chief Executive Officer
Orient-Express Hotels LTD.
22 Victoria Street
Hamilton HM 12, Bermuda

      Re: **Orient-Express Hotels LTD.**
             Form 10-K for Fiscal Year Ended
             December 31, 2007
             Filed February 29, 2008
             File No. 001-16017

Dear Mr. White:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Kevin Woody
               Branch Chief